Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30, 2019 Audited	Quarter ended March 31, 2019 Audited	Quarter ended June 30, 2018 Audited	Year ended March 31, 2019 Audited
Revenue from operations	21,803	21,539	19,128	82,675
Other income, net	736	665	726	2,882
Total Income	22,539	22,204	19,854	85,557
Expenses
Employee benefit expenses	12,302	12,074	10,462	45,315
Cost of technical sub-contractors	1,640	1,601	1,291	6,033
Travel expenses	827	603	603	2,433
Cost of software packages and others	617	689	545	2,553
Communication expenses	127	115	122	471
Consultancy and professional charges	291	376	305	1,324
Depreciation and amortisation expenses	681	531	436	2,011
Finance cost	40	–	–	–
Other expenses	847	932	827	3,655
Reduction in the fair value of Disposal Group Held for Sale (Refer Note 1(b))	–	–	270	270
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale" (Refer Note 1(b))	–	–	–	451
Total expenses	17,372	16,921	14,861	64,516
Profit before tax	5,167	5,283	4,993	21,041
Tax expense: (Refer Note 1(c))
Current tax	1,460	1,193	1,450	5,727
Deferred tax	(95)	12	(69)	(96)
Profit for the period	3,802	4,078	3,612	15,410
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(17)	(3)	1	(22)
Equity instruments through other comprehensive income, net	3	1	4	70
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(24)	(15)	9	21
Exchange differences on translation of foreign operations	25	(70)	87	63
Fair value changes on investments, net	16	25	(45)	2
Total other comprehensive income/(loss), net of tax	3	(62)	56	134
Total comprehensive income for the period	3,805	4,016	3,668	15,544
Profit attributable to:
Owners of the company	3,798	4,074	3,612	15,404
Non-controlling interest	4	4	–	6
	3,802	4,078	3,612	15,410
Total comprehensive income attributable to:
Owners of the company	3,798	4,012	3,668	15,538
Non-controlling interest	7	4	–	6
	3,805	4,016	3,668	15,544
Paid up share capital (par value 5/- each, fully paid) (Refer Note 1(a) and 2(c))	2,137	2,170	1,088	2,170
Other equity *#	62,778	62,778	63,835	62,778
Earnings per equity share (par value 5/- each) (Refer Note 1(a))**
Basic ()	8.83	9.37	8.31	35.44
Diluted ()	8.82	9.36	8.30	35.38

*	Balances for the quarter ended June 30, 2019 and June 30, 2018 represents balance as per the audited Balance Sheet for the year ended March 31, 2019 and March 31, 2018 respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.

**	EPS is not annualized for the quarter ended June 30, 2019, March 31, 2019 and June 30, 2018.

#	Excludes non-controlling interest

1. Notes pertaining to the previous quarters / periods

a)	The Company has allotted 2,18,41,91,490 fully paid up equity shares (including treasury shares) of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders. Consequent to this bonus issue, the earnings per share has been adjusted for three months ended June 30, 2018 presented in accordance with Ind AS 33, Earnings per share.

b)	In the three months ended June 30, 2018, the Company had recorded a reduction in the fair value by 270 crore in respect of its subsidiary Panaya. The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”.

During the three months ended December 31, 2018, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly, on such reclassification, the Company recorded an adjustment in respect of excess of carrying amount over recoverable amount of 451 crore in respect of Skava in the consolidated statement of Profit and Loss for the year ended March 31, 2019.

c)	During the quarter ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2. Notes pertaining to the current quarter

a)		The audited interim consolidated financial statements for the quarter ended June 30, 2019 have been taken on record by the Board of Directors at its meeting held on July 12, 2019. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)		Update on capital allocation policy

Effective from Financial Year 2020, the Company expects to return approximately 85% of the Free Cash Flow * cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends subject to applicable laws and requisite approvals, if any.

	*	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS.

Dividend and buyback payouts include applicable taxes

c)		Update on Buyback of Equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by the Board of Directors, in its meeting held on January 11, 2019, through the postal ballot that concluded on March 12, 2019. At the Maximum buyback price of 800/- per equity share and the Maximum buyback size of 8,260 crore the maximum indicative number of Equity shares bought back would be 10,32,50,000 Equity Shares (Maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September, 2019.

During the three months ended June 30, 2019, 6,47,81,000 equity shares were purchased from the stock exchange which includes 17,72,000 shares which have been purchased but not extinguished as of June 30, 2019 and 17,72,000 shares which have been purchased but have not been settled and therefore not extinguished as of June 30, 2019. In accordance with section 69 of the Companies Act, 2013, during the three months ended June 30, 2019, the Company has created ‘Capital Redemption Reserve’ of 33 crore equal to the nominal value of the shares bought back as an appropriation from general reserve. Subsequent to the three months ended June 30, 2019, the Company has additionally purchased 34,55,000 number of shares; total number of shares purchased till date is 808,88,000 amounting to 5,934 crore (net of transaction costs).

d)		Acquisitions

HIPUS Co. Ltd (previously known as Hitachi Procurement Service Co., Ltd)

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of voting interests in HIPUS Co. Ltd, a wholly owned subsidiary of Hitachi Ltd, Japan, for a total cash consideration of JPY 3.29 billion (approximately 206 crore).

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of the shareholding in Stater N.V., a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherlands, for a total cash consideration of EUR 154 million (approximately 1,195 crore) after considering working capital including cash and cash equivalents.

e)		Adoption of new accounting standard on Leases - Ind AS 116

Effective April 1, 2019, the Group adopted Ind AS 116 "Leases", applied to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Accordingly, comparatives for the year ended March 31, 2019 have not been retrospectively adjusted. On transition, the adoption of the new standard resulted in recognition of Right-of-Use asset (ROU) of 2,907 crore, Net investment in sublease of ROU asset of 430 crore and a lease liability of 3,598 crore. The cumulative effect of applying the standard resulted in 40 crore being debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the profit for the period and earnings per share.

f)		Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan)

On June 22, 2019 pursuant to the approval by the shareholders in the Annual General Meeting , the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, upto 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters (a combination of relative Total Shareholder Return (TSR) and operating lead performance metrics of the company) as determined by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

g)		Update on grants

I)	Based on the recommendation of the Board of Directors of the Company, the shareholders in the Annual General meeting held on June 22, 2019, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company’s equity shares having a market value of 10 Crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of each grant. The effective date of the first grant under the 2019 Annual Performance Equity Grant shall be the date of approval by the Company’s shareholders of the 2019 Plan and the vesting period for the same shall be 12 months from such date based on achievement of annual performance parameters. Accordingly, the Nomination and Remuneration Committee confirmed the grant of 134,138 RSU's effective June 22, 2019.

II)	Based on the recommendation of the Board of Directors of the Company, the shareholders in the Annual General meeting held on June 22, 2019, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to U B Pravin Rao, COO & Whole Time Director covering Company’s equity shares having a market value of 4 Crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of each grant. The effective date of the first grant under the 2019 Annual Performance Equity Grant shall be the date of approval by the Company’s shareholders of the 2019 Plan and the vesting period for the same shall be 12 months from such date based on achievement of annual performance parameters. Accordingly, the Nomination and Remuneration Committee confirmed the grant of 53,655 RSU's effective June 22, 2019.

III)	The Board, based on the recommendations of the Nomination and Remuneration Committee, approved to amend the vesting period of the annual performance equity grant granted to Salil Parekh, CEO and MD, under the 2015 Stock Incentive Compensation Plan from three years to one year which was also approved by the shareholders. Accordingly the vesting period of 217,200 (adjusted for September 2018 bonus issue) performance based RSUs granted effective May 2, 2018 and 177,887 performance based RSU's granted effective May 2,2019 have been amended to one year.

IV)	On recommendation of the Nomination and Remuneration Committee, the Board in its meeting held on July 12, 2019, approved the grant of 24,650 RSUs to two eligible employees under the 2015 Stock Incentive Compensation Plan. The grant date for these RSUs is August 1, 2019. The RSUs would vest over a period of two to four years.

3. Information on dividends for the quarter ended June 30, 2019

For financial year 2019, the Board recommended a final dividend of 10.50/- per equity share. The same was approved by the shareholders in the Annual General Meeting of the Company held on June 22, 2019 and was paid on June 25, 2019.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2019	2019	2018	2019
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	7.00
Final dividend	–	10.50	–	10.50
Special dividend	–	–	–	4.00

4. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2019	2019	2018	2019
Revenue by business segment
Financial Services (1)	6,856	6,805	6,075	26,477
Retail (2)	3,435	3,416	3,169	13,556
Communication (3)	3,004	2,921	2,429	10,426
Energy, Utilities, Resources and Services	2,833	2,747	2,374	10,390
Manufacturing	2,099	2,161	1,837	8,152
Hi Tech	1,679	1,650	1,422	6,177
Life Sciences (4)	1,341	1,287	1,260	5,203
All other segments (5)	556	552	562	2,294
Total	21,803	21,539	19,128	82,675
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	21,803	21,539	19,128	82,675
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	1,714	1,721	1,562	6,878
Retail (2)	1,032	1,017	946	4,034
Communication (3)	622	578	670	2,517
Energy, Utilities , Resources and Services	724	634	624	2,542
Manufacturing	413	471	411	1,853
Hi-Tech	370	376	388	1,548
Life Sciences (4)	278	323	354	1,419
All other segments (5)	5	37	19	116
Total	5,158	5,157	4,974	20,907
Less: Other unallocable expenditure	687	539	437	2,027
Add: Unallocable other income	736	665	726	2,882
Less: Finance cost	40	–	–	–
Less: Reduction in the fair value of Disposal Group Held for Sale	–	–	270	270
Less: Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale"	–	–	–	451
Profit before tax and non-controlling interests	5,167	5,283	4,993	21,041

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

5. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2019	2019	2018	2019
Revenue from operations	19,131	18,935	17,056	73,107
Profit before tax (Refer note below)	4,821	4,953	4,782	19,927
Profit for the period (Refer note below)	3,569	3,820	3,503	14,702

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

Note:

1)	In the three months ended June 2018, the Company had recorded a reduction in the fair value of its investments in Panaya, by 265 crore in the interim condensed standalone Statement of Profit and Loss of Infosys. During the three months ended December 31, 2018, the Company, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company reclassified the investment in subsidiaries Panaya and Skava from“Held for Sale” and recorded an adjustment in respect of excess of carrying amount over recoverable amount amounting to 469 crore in respect of Skava in the interim condensed standalone Statement of Profit and Loss.

2)	During the quarter ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

By order of the Board

for Infosys Limited

Bengaluru, India July 12, 2019	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2019, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30, 2019 Audited	Quarter ended March 31, 2019 Unaudited	Quarter ended June 30, 2018 Audited	Year ended March 31, 2019 Audited
Revenues	3,131	3,060	2,831	11,799
Cost of sales	2,122	2,028	1,819	7,687
Gross profit	1,009	1,032	1,012	4,112
Operating expenses	367	374	342	1,416
Operating profit	642	658	670	2,696
Other income, net	106	94	107	411
Finance cost	(6)	–	–	–
Reduction in the fair value of Disposal Group held for sale (Refer Note 1 )	–	–	(39)	(39)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note 1)	–	–	–	(65)
Profit before income taxes	742	752	738	3,003
Income tax expense (Refer Note 2)	196	171	204	803
Net profit	546	581	534	2,200
Earnings per equity share *
Basic	0.13	0.13	0.12	0.51
Diluted	0.13	0.13	0.12	0.51
Total assets	12,417	12,252	11,406	12,252
Cash and cash equivalents and current investments	3,044	3,787	3,415	3,787

* EPS is not annualized for the quarter ended June 30, 2019, March 31, 2019, and June 30, 2018.

Note -

1)	In the three months ended June 30, 2018, the Company had recorded a reduction in the fair value by $39 million in respect of its subsidiary Panaya. The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”.

During the three months ended December 31, 2018, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly, on such reclassification, the Company recorded an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava in the consolidated statement of Profit and Loss for the year ended March 31, 2019.

2)	During the quarter ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of $14 million which pertains to previous period

Certain statements mentioned in this release concerning our future growth prospects and our future business expectations are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.